Nicholas J. Swenson
3033 Excelsior Blvd.
Suite 560
Minneapolis, Minnesota 55416

March 14, 2013

Bradley D. Slye
Chairman of the Board
Electro-Sensors, Inc.
6111 Blue Circle Drive
Minnetonka, Minnesota 55343

Dear Mr. Slye:

After careful study and review, I have developed a strong admiration and respect for Electro-Sensors, Inc. and its business.  I currently own a significant stake in Electro-Sensors and would like to increase my holdings.

To increase my holdings, I would like to tender for outstanding shares held by public shareholders at a per share price equal to $4.73, a 20% premium to the closing price on March 13, 2013.  Such an offer would be contingent on:

●	The board of directors approving the tender, to ensure the shares purchased retain full rights of share ownership, including voting rights, under Minnesota law.

●	The board of directors agreeing to my serving as a director of the company on the company’s five member board.

●	No material changes in the business or corporate governance being effected until I am on the board.

The purpose of this letter is merely to state on a nonbinding basis my interest in a possible offer and I do not have any obligation to complete any transaction unless and until definitive arrangements which are acceptable to both parties are effected.

I believe my offer represents a great opportunity for the company’s public shareholders to realize extraordinary value for their shares.

I look forward to discussing this proposal with the board of directors, and request a meeting with the board as soon as possible.

Sincerely,

/s/ Nicholas Swenson

Nicholas J. Swenson